# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Home Bancorp, Inc. (HBCP), CIK 0001436425
CUSIP: 43689E107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 503 Kaliste Saloom Road, LaFayette, Louisiana (LA), 70508
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 24,269; shared dispositive power 24,269; aggregate amount beneficially owned 24,269 (0.31% of the class)
  Comment: Relating to items 6 and 9 of this page: Consists of 22,915 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 1,354 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 22,915; shared dispositive power 22,915; aggregate amount beneficially owned 22,915 (0.29% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 22,915 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Financial Opportunity Long/Short Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 1,354; shared dispositive power 1,354; aggregate amount beneficially owned 1,354 (0.02% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 1,354 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 6,462; shared voting power 24,269; sole dispositive power 6,462; shared dispositive power 24,269; aggregate amount beneficially owned 30,731 (0.39% of the class)
  Comment: Relating to items 5 and 7 of this page: Consists of 6,462 shares of common stock of the Issuer held directly by Martin Friedman, Co-Founder and Managing Member of FJ Capital Management LLC.
  
  Relating to items 6 and 8 of this page: Consists of 22,915 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 1,354 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.
  
  Relating to item 9 of this page: Consists of (a) 6,462 shares of common stock of the Issuer held directly by Martin Friedman, the managing member of FJ Capital Management LLC, (b) 22,915 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 1,354 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares in (b) as to which Mr. Friedman disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: Home Bancorp, Inc. (HBCP)
Address of issuer's principal executive offices: 503 Kaliste Saloom Road, LaFayette, LA 70508

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following Reporting Persons:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Financial Opportunity Long/Short Fund LLC
Martin Friedman
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Long/Short Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102
Citizenship:
Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, and FJ Capital Management LLC - Delaware limited liability companies
Martin Friedman - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 24,269 shares
Financial Opportunity Fund LLC - 22,915 shares
Financial Opportunity Long/Short Fund LLC - 1,354 shares
Martin Friedman - 30,731 shares
Percent of class:
FJ Capital Management LLC - 0.31%
Financial Opportunity Fund LLC - 0.29%
Financial Opportunity Long/Short Fund LLC - 0.02%
Martin Friedman - 0.39%
Sole power to vote or to direct the vote: 6,462 shares
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 24,269 shares
Financial Opportunity Fund LLC - 22,915 shares
Financial Opportunity Long/Short Fund LLC - 1,354 shares
Martin Friedman - 24,269 shares
Sole power to dispose or to direct the disposition: 6,462 shares
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 24,269 shares
Financial Opportunity Fund LLC - 22,915 shares
Financial Opportunity Long/Short Fund LLC - 1,354 shares
Martin Friedman - 24,269 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (07/16/2025)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (07/16/2025)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (07/16/2025)
- Financial Opportunity Long/Short Fund LLC: FJ Capital Management LLC, its Managing Member (07/16/2025)
- Financial Opportunity Long/Short Fund LLC: Martin Friedman, Managing Member (07/16/2025)
- Martin Friedman: Martin Friedman, Managing Member (07/16/2025)